Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31,
(in thousands)	2007	2006	2005	2004	2003

EARNINGS:

Income from continuing operations before income taxes	786,933	538,999	297,260	256,703	145,104

ADD:
Minority interests	143,214	85,974	47,736	33,830	21,950
Fixed charges, as shown below	80,529	72,056	74,540	67,463	63,888
Distributions from equity investments	66,693	58,240	64,869	58,701	35,939
Investments redeemed — equity investees, cooperatives and other	4,935	7,283	13,514	15,937	8,467

SUBTRACT:
Equity in income of investees	(109,685)	(84,188)	(95,742)	(79,022)	(47,299)
Noncash patronage refunds	(3,302)	(4,969)	(3,060)	(4,986)	(1,795)
Interest capitalized	(11,717)	(4,652)	(6,836)	(2,817)	(3,905)

EARNINGS AS ADJUSTED	957,600	668,743	392,281	345,809	222,349

FIXED CHARGES:
Interest	63,528	55,214	58,367	51,534	50,163
Amortization of debt costs expensed or capitalized	2,231	4,014	4,569	3,971	3,162
Appropriate portion (1/3) of rent expense	14,770	12,828	11,604	11,958	10,563

TOTAL FIXED CHARGES	80,529	72,056	74,540	67,463	63,888

PREFERRED DIVIDEND FACTOR:	15,572	12,767	10,815	9,339	5,539

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	96,101	84,823	85,355	76,802	69,427

RATIO	10.0x	7.9x	4.6x	4.5x	3.2x